Exhibit 99.1

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND FOR THE SIX MONTHS ENDED DECEMBER 31, 2018 AND 2017

IN U.S. DOLLARS

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2018	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,500,070	$1,098,691
Accounts and notes receivable, net	42,136,985	43,322,463
Inventories	495,577	427,193
Other receivables, net	2,097,353	71,242
Other receivable - related party	1,345,048	1,397,042
Prepayments and advances, net	8,084,653	1,569,162
Prepayment - related party	960	2,725,423
Prepaid expenses	-	40,458
Total current assets	55,660,646	50,651,674

PROPERTY PLANT AND EQUIPMENT, net	2,099,216	2,748,409
Total assets	$57,759,862	$53,400,083

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term bank loans - in default	$24,644,908	$26,062,665
Accounts payable	11,070,885	10,340,072
Customer deposits	525,732	903,034
Other payables	1,625,715	369,780
Other payables - shareholders	565,774	195,763
Loans payable - employees	4,278,494	-
Accrued liabilities	1,418,439	1,217,584
Taxes payable	141,608	178,190
Accrued contingent liabilities	5,390,031	4,430,787
Total current liabilities	49,661,586	43,697,875

COMMITMENTS AND CONTINGENCIES (Note 12)	-	-

SHAREHOLDERS’ EQUITY:

Preferred share, $0.001 par value, 1,000,000 shares authorized, no shares issued or outstanding	-	-
Ordinary share, $0.001 par value, 74,000,000 shares authorized, 5,584,626 and 5,488,649 shares issued and outstanding as of December 31, 2018 and June 30, 2018, respectively	5,585	5,489
Additional paid-in-capital	48,810,272	48,360,368
Deferred stock compensation	(1,412,500)	(2,825,000)
Deficit	(52,714,629)	(49,642,916)
Statutory reserves	6,248,092	6,248,092
Accumulated other comprehensive income	7,161,456	7,556,175
Total shareholders’ equity	8,098,276	9,702,208
Total liabilities and shareholders’ equity	$57,759,862	$53,400,083

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended
	December 31,
	2018	2017

REVENUE	$26,242,214	$24,023,532

COST OF REVENUE	22,666,775	20,676,106

GROSS PROFIT	3,575,439	3,347,426

RECOVERY OF DOUBTFUL ACCOUNTS	258,378	696,833
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(3,341,973)	(2,774,616)
RESEARCH AND DEVELOPMENT EXPENSES	(125,553)	(786,934)
AMORTIZATION OF DEFERRED STOCK COMPENSATION	(1,412,500)	-

(LOSS) INCOME FROM OPERATIONS	(1,046,209)	482,709

OTHER INCOME (EXPENSE), NET
Other (expense) income, net	(2,943)	(22)
Interest income	1,666	4,326
Interest expense	(891,756)	(563,592)
Finance expense	(6,087)	(2,404)
Estimated claims charges	(1,126,384)	(2,615,412)
TOTAL OTHER EXPENSE, NET	(2,025,504)	(3,177,104)

LOSS BEFORE PROVISION FOR INCOME TAXES	(3,071,713)	(2,694,395)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(3,071,713)	$(2,694,395)

COMPREHENSIVE INCOME (LOSS)
Net loss	$(3,071,713)	$(2,694,395)
Other comprehensive (loss) income - foreign currency translation (loss) gain	(394,719)	622,705

COMPREHENSIVE LOSS	$(3,466,432)	$(2,071,690)

INCOME (LOSS) PER ORDINARY SHARE
Loss per ordinary share:
Basic	$(0.55)	$(1.18)
Diluted	$(0.55)	$(1.18)

Weighted average number of shares outstanding:
Basic	5,563,705	2,280,799
Diluted	5,563,705	2,280,799

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary share		Additional	Deferred			Accumulated other
	Number	Par	Paid-in	Share		Statutory	comprehensive
	of shares	amount	capital	Compensation	Deficit	reserves	income	Total

BALANCE, July 1, 2017	2,387,658	$2,388	$38,662,377	$-	$(42,242,951)	$6,248,092	$7,209,078	$9,878,984

Payments made by major shareholders for litigation	-	-	996,054	-	-	-	-	996,054
Net loss	-	-	-	-	(2,694,397)	-	-	(2,694,397)
Foreign currency translation gain	-	-	-	-	-	-	622,705	622,705

BALANCE, December 31, 2017 (unaudited)	2,387,658	$2,388	$39,658,431	$-	$(44,937,348)	$6,248,092	$7,831,783	$8,803,346

BALANCE, July 1, 2018	5,488,649	$5,489	$48,360,368	$(2,825,000)	$(49,642,916)	$6,248,092	$7,556,175	$9,702,208

Sale of ordinary shares	95,977	96	449,904	-	-	-	-	450,000
Amortization of deferred share compensation	-	-	-	1,412,500	-	-	-	1,412,500
Net loss	-	-	-	-	(3,071,713)	-	-	(3,071,713)
Foreign currency translation loss	-	-	-	-	-	-	(394,719)	(394,719)

BALANCE, December 31, 2018 (unaudited)	5,584,626	$5,585	$48,810,272	$(1,412,500)	$(52,714,629)	$6,248,092	$7,161,456	$8,098,276

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended
	December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,071,713)	$(2,694,395)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	598,322	606,165
Gain on disposal of equipment	-	(2,259)
Amortization of deferred share compensation	1,412,500	-
Recovery of doubtful accounts	(258,378)	(696,833)
Changes in operating assets and liabilities
Accounts receivable	(3,618,743)	622,561
Inventories	(84,452)	(97,271)
Other receivables	(2,147,314)	295,626
Prepayments and advances	(6,622,610)	5,597,569
Prepayment - related party	2,919,578	1,795,377
Prepaid expenses	40,458	-
Accounts payable	8,713,174	(6,085,552)
Customer deposits	(344,378)	486,038
Other payables	1,271,469	(623,089)
Other payables - shareholders	360,000	372,268
Accrued liabilities and contingent liabilities	1,368,026	2,754,771
Taxes payable	(30,010)	5,574
Net cash provided by operating activities	505,929	2,336,550

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(50,328)	(44,503)
Net cash used in investing activities	(50,328)	(44,503)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term loans, banks and bank guarantees	4,952,780	24,593,633
Repayments of short term loans, banks and bank guarantees	(5,401,444)	(16,114,628)
Repayments of notes payable	-	(14,307,380)
Borrowings from shareholders	11,866	-
Proceeds from issuance of ordinary shares	450,000	-
Change in restricted cash	-	4,297,159
Net cash provided by (used in) financing activities	13,202	(1,531,216)

EFFECTS OF EXCHANGE RATE CHANGE IN CASH AND CASH EQUIVALENTS	(67,424)	151,885

NET INCREASE IN CASH AND CASH EQUIVALENTS	401,379	912,716

CASH AND CASH EQUIVALENTS, beginning of period	1,098,691	224,679

CASH AND CASH EQUIVALENTS, end of period	$1,500,070	$1,137,395

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$891,756	$563,592
Cash paid for income tax	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Forgiveness of payable to shareholder as a capital contribution	$-	$800,758
Litigation liability paid by related party	$-	$195,296
Accrued rent liability and other receivable - related party	$-	$1,393,375

OTHER NON-CASH TRANSACTIONS:
Accounts receivable offset with accounts payable upon execution of tri-party agreements	$3,308,299	$1,994,213
Prepayments and advances offset with other payables upon execution of a tri-party agreement	$-	$3,176,238
Reclassification from accounts payable to loans payable – employees upon payment made by employees of the Company on its behalf	$4,287,014	-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and description of business

China Advanced Construction Materials Group, Inc. (“CADC Delaware”) was incorporated in the State of Delaware on February 15, 2007. CADC Delaware, through its 100% owned subsidiaries and its variable interest entities (“VIEs”), is engaged in producing general ready-mix concrete, customized mechanical refining concrete, and other concrete-related products that are only sold in the People’s Republic of China (the “PRC”). CADC Delaware has a wholly-owned subsidiary in the British Virgin Islands, Xin Ao Construction Materials, Inc. (“BVI-ACM”), which is a holding company with no operations. BVI-ACM has a wholly-owned foreign subsidiary, Beijing Ao Hang Construction Material Technology Co., Ltd. (“China-ACMH”), and China-ACMH has contractual agreements with Beijing XinAo Concrete Group (“Xin Ao”) and therefore Xin Ao is considered to be a VIE of China- ACMH.

Xin Ao is engaged in the business of concrete mixing services. Xin Ao had five wholly owned subsidiaries in the PRC: (1) Beijing Heng Yuan Zheng Ke Technical Consulting Co., Ltd, (2) Beijing Hong Sheng An Construction Materials Co., Ltd, (3) Beijing Heng Tai Hong Sheng Construction Materials Co., Ltd, (4) Da Tong Ao Hang Wei Ye Machinery, Equipment Rental Co., Ltd, and (5) Luan Xian Heng Xin Technology Co., Ltd. Since their establishment, none of these five entities had any operations and the Company did not plan to pursue operations for these entities. In February 2017 and prior, all five subsidiaries were dissolved.

On August 1, 2013, CADC Delaware consummated a reincorporation merger with its newly formed wholly-owned subsidiary, China Advanced Construction Materials Group, Inc. (“China ACM”), a Nevada corporation, with CADC Delaware merging into China ACM and China ACM being the surviving company, for the purpose of changing CADC Delaware’s state of incorporation from Delaware to Nevada.

On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is 100% owned by China ACM. The establishment of CACM is to expand the Company’s construction material business in the New York. As of the date of the report, CACM has not commenced any operations.

In July 2018, the Company adopted the Agreement and Plan of Merger by and between the Company and China Advanced Construction Materials Group, Inc., an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of the Company (“CADC Cayman”). The proposal was approved by the Company’s shareholders at its annual meeting on December 27, 2018 and the merger was effective starting from this date. CADC Nevada was merged with and into CADC Cayman, whereupon the separate existence of CADC Nevada ceased and CADC Cayman was continued as the surviving entity.

CADC Cayman, BVI-ACM, China-ACMH and Xin Ao are collectively referred to as the “Company”.

Note 2 – Summary of significant accounting policies

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company engages in the production of advanced construction materials for large-scale infrastructure, commercial and residential developments. The Company’s business is capital intensive and the Company is highly leveraged. Debt financing in the form of short term bank loans, loans from related parties and bank acceptance notes have been utilized to finance the working capital requirements and the capital expenditures of the Company. The Company’s working capital was approximately $6.0 million as of December 31, 2018, as compared to $7.0 million as of June 30, 2018. As of December 31, 2018, the Company had cash on-hand of approximately $1.5 million, with remaining current assets mainly composed of accounts receivable and prepayments and advances.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Although the Company believes that it can realize its current assets in the normal course of business, the Company’s ability to repay its current obligations will depend on the future realization of its current assets. Management has considered its historical experience, the economic environment, trends in the construction industry, the expected collectability of its accounts receivable and other receivables and the realization of the prepayments on inventory, and provided an allowance for doubtful accounts as of December 31, 2018. The Company expects to realize the balance of its current assets, net of the allowance for doubtful accounts within the normal operating cycle of twelve months. If the Company is unable to realize its current assets within the normal operating cycle of a twelve month period, the Company may have to consider supplementing its available sources of funds through the following:

●	Financial support and credit guarantee commitments from the Company’s officers/shareholders (See Note 7 - Related party transactions).

●	Other available sources of financing from PRC banks and other financial institutions, given the Company’s credit history.

●	Employee loans.

Based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for the Company’s products, economic conditions, competitive pricing in the concrete-mix industry, the Company’s operating results not improving, additional legal liabilities as discussed below, or the inability of the Company’s bank and shareholders to provide continued financial support.

In addition, the Company is involved in various lawsuits, claims and disputes related to its operations and the personal guarantees of its officers to affiliated entities owned by them. The Company is actively defending these actions and attempting to mitigate the Company’s exposure to any liability in excess of the current provision of approximately $5.4 million, (see Note 12 in the accompanying notes to the unaudited condensed consolidated financial statements). The ultimate outcome of these pending actions cannot presently be determined, but currently management is of the opinion that any potential additional liability would not have a material impact on the Company’s consolidated financial position. Nevertheless, due to the uncertainties with litigation, the PRC legal system, claims and disputes, it is at least reasonably possible that management’s view of the outcome could change in the near term.

Furthermore, as of December 31, 2018, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments in the amount of approximately $13.7 million (see Note 12 in the accompanying notes to the unaudited condensed consolidated financial statements) and the likelihood of the outcome of these lawsuits cannot presently be determined. These lawsuits involve the Company principally due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and previous officers, because they were also the controlling shareholders of Xin Ao. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in most of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to any judgements in the future under PRC laws.  Mr. Han and Mr. He have agreed to indemnify the Company for any amounts Xin Ao may have to pay.  Should the outcome of these lawsuits require Xin Ao to pay because the other co-defendants of the lawsuits and Mr. Han. and Mr. He were unable to liquidate their personal assets or their ownership interest in their privately held companies timely to pay for the judgements, the Company’s working capital as of December 31, 2018 could be reduced from approximately $6.0 million to a net working capital of approximately $0.6 million.

The management of the Company has considered whether there is a going concern issue due to the Company’s recurring losses from operations, the estimated claims charges and the possible additional exposure for pending actions against Company which is presently unknown. Based upon the personal indemnifications of Mr. Han and Mr. He and their agreement to provide the necessary funds to the Company to continue its operations should the need arise, the management of the Company believes that it has alleviated the going concern issue.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These financial statements include the accounts of all the directly and indirectly owned subsidiaries and VIEs listed below. All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary to give a fair presentation have been included. Interim results are not necessarily indicative of results of a full year. The information in this Form 6-K should be read in conjunction with information included in the annual report for the fiscal year ended June 30, 2018 on Form 10-K filed with the SEC on December 10, 2018.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Principles of consolidation

The unaudited condensed consolidated financial statements reflect the activities of the following subsidiaries and VIEs. All material intercompany transactions have been eliminated.

Subsidiaries and VIEs	Place incorporated	Ownership percentage
China ACM	Nevada, USA	100%
CACM	New York, USA	100%
BVI-ACM	British Virgin Island	100%
China-ACMH	Beijing, China	100%
Xin Ao	Beijing, China	VIE

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability.  The VIE with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIEs for financial reporting purposes.

Management makes ongoing assessments of whether China ACMH is the primary beneficiary of Xin Ao. Based upon a series of contractual arrangements, the Company determined that Xin Ao is a VIE subject to consolidation and that China ACMH is the primary beneficiary. Accordingly, the accounts of Xin Ao are consolidated with those of China ACMH.

The carrying amount of the VIE’s assets and liabilities are as follows:

	December 31,	June 30,
	2018	2018
	(unaudited)
Current assets	$55,256,440	$50,219,221
Property, plants and equipment	2,099,216	2,748,409
Total assets	57,355,656	52,967,630

Liabilities	(48,500,734)	(43,372,069)
Intercompany payables*	(7,316,478)	(7,705,339)
Total liabilities	(55,817,212)	(51,077,408)
Net assets	$1,538,444	$1,890,222

*	Payables to China-ACMH and BVI-ACM have been eliminated in consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s unaudited condensed consolidated financial statements include the allowance for doubtful accounts, deferred income taxes, prepayments and advances, stock-based compensation, contingent liabilities, fair value and useful lives of property, plant and equipment. Actual results could be materially different from those estimates.

Foreign currency translation

The reporting currency of the Company is the U.S. dollar. The functional currency of BVI-ACM is the U.S. dollar. China-ACMH and Xin Ao use their local currency, the Chinese Renminbi (“RMB”) as their functional currency. In accordance with U.S. GAAP guidance on Foreign Currency Translation, the Company’s results of operations and cash flows are translated at the average exchange rates during the period, assets and liabilities are translated at the exchange rates at the balance sheet dates, and equity is translated at historical exchange rates. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Asset and liability accounts at December 31, 2018 and June 30, 2018 were translated at RMB 6.88 and RMB 6.62 to USD$1.00, respectively. Equity accounts are translated at their historical rates. The average translation rates applied to the consolidated statements of operations and comprehensive loss and cash flows for the three months ended December 31, 2018 and 2017 were RMB 6.92 and RMB 6.76 to USD$1.00, respectively. The average translation rates applied to the consolidated statements of operations and comprehensive loss and cash flows for the six months ended December 31, 2018 and 2017 were RMB 6.86 and RMB 6.64 to USD$1.00, respectively.

Translation gains (losses) that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations. There were no foreign currency transaction gains or losses for the three and six months ended December 31, 2018 and 2017. The effects of foreign currency translation adjustments are included in shareholders’ equity as a component of accumulated other comprehensive income (loss).

Revenue recognition

On July 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) using the modified retrospective method for contracts that were not completed as of July 1, 2018. The core principle underlying revenue recognition is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.  The Company’s revenue streams are primarily recognized at a point in time, principally upon delivery.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no material differences in the pattern of revenue recognition.

Sales of concrete products

The Company continues to derive its revenues from sales contracts with its customers with revenues being recognized upon delivery of products. Persuasive evidence of an arrangement is demonstrated via sales contract and invoice; and the sales price to the customer is fixed upon acceptance of the sales contract and there is no separate sales rebate, discount, or other incentive. Such revenues are recognized at a point in time after all performance obligations are satisfied and based on when control of goods transfer to a customer, which is generally similar to when its delivery has occurred prior to July 1, 2018.

Financial instruments

US GAAP, regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3 inputs to the valuation methodology are unobservable.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents

The Company considers all highly liquid investments with the original maturity of three months or less at the date of purchase to be cash equivalents.

Accounts and notes receivable, net

The Company extends unsecured credit to its customers in the normal course of business. Accounts are considered past due after 180 days. In establishing the required allowance for doubtful accounts, management considers historical experience, the economic environment, trends in the construction industry and the expected collectability of the overdue receivables. Management reviews its accounts receivable each reporting period to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is recorded when collection of the full amount is no longer probable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovering is considered remote. The Company provides an allowance for doubtful accounts provision of 15% for accounts receivable balances that are past due more than 180 days but less than one year, an allowance for doubtful accounts provision of 40% of for accounts receivable past due from one to two years, an allowance for doubtful accounts provision of 75% for accounts receivable past due beyond two years, an allowance for doubtful accounts provision of 100% for accounts receivable past due beyond three years, plus additional amounts as necessary when the Company’s collection department determines the collection of the full amount is remote and the Company’s management approves 100% of the allowance for doubtful accounts. The Company’s management has continued to evaluate the reasonableness of its valuation allowance policy and will update it if necessary. As of December 31, 2018 and June 30, 2018, the Company provided $18,456,736 and $19,291,772 as an allowance for doubtful accounts for accounts receivable, respectively.

Notes receivable represents commercial notes due from various customers where the customers’ banks have guaranteed the payments. The notes are noninterest bearing and normally paid within three to six months. The Company has the ability to submit requests for payments to the customer’s banks earlier than the scheduled payments date, but will incur an interest charge and a processing fee.

Inventories

Inventories consist of raw materials and are stated at the lower of cost or market, as determined using the weighted average cost method. Management compares the cost of inventories with the net realizable value and an allowance is made for writing down the inventory to its net realizable value, if lower than cost. As of December 31, 2018 and June 30, 2018, the Company determined that no allowance was necessary.

Other receivables

Other receivables primarily include prepayments to be refunded by our suppliers if the supplies do not meet the Company’s specification needs, advances to employees, amounts due from unrelated entities refundable, VAT tax and other deposits. Management regularly reviews the aging of these receivables and changes in payment trends and records an allowance when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off against the allowance after exhaustive efforts at collection are made. The Company provides an allowance for doubtful accounts of 5% for other receivables balances that are aged within one year, an allowance for doubtful accounts of 50% for other receivables aged from one to two years, and an allowance for doubtful accounts of 100% for other receivables aged beyond two years. As of December 31, 2018 and June 30, 2018, the Company provided $314,722 and $208,097 as an allowance for doubtful accounts for other receivables, respectively.

Prepayments and advances

Prepayments are funds deposited or advanced to outside vendors for future inventory purchases. As is standard practice in the PRC, many of the Company’s vendors require a certain amount to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis. This amount is refundable and bears no interest. The Company has legally binding contracts with its vendors, which require any outstanding prepayments to be returned to the Company when such contracts end. The Company provides a provision of 5% as an allowance for doubtful accounts for prepayments and advances that are aged from six months to one year and 10% of the allowance for doubtful accounts for prepayments and advances aged beyond one year.

The Company reversed an allowance of approximately $0.3 million and provided an allowance of approximately $0.5 million on unrealizable prepayments and advances for the six months ended December 31, 2018 and 2017, respectively.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred while additions, renewals and improvements are capitalized. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method with a 5% residual value. Leasehold improvements are amortized over the lesser of estimated useful lives or remaining lease terms, as appropriate.

The estimated useful lives of assets are as follows:

Useful life
Transportation equipment	7-10 years
Plants and machinery	10 years
Office equipment	5 years
Buildings and improvements	3-20 years

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) transportation equipment; (ii) plants and machinery; (iii) office equipment; and (iv) buildings and improvements.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technological or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

There were no impairment charges for the three and six months ended December 31, 2018 and 2017.

Competitive pricing pressures and changes in interest rates could materially and adversely affect the Company’s estimates of future net cash flows to be generated by the long-lived assets, and thus could result in future impairment losses.

Stock-based compensation

The Company records stock-based compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records stock-based compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes,” which requires the Company to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forwards. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns prior to 2016 are not subject to examination by any applicable tax authorities. PRC tax returns filed for calendar years ended December 31, 2016 to 2018 are subject to examination by the applicable tax authorities.

Value Added Tax

Enterprises or individuals who sell commodities, engage in repair and maintenance, or import and export goods in the PRC are subject to a value added tax. The standard VAT rate for the Company’s industry is 3% of gross sales, and revenues are presented net of VAT.

Research and development

Research and development costs are expensed as incurred. The cost of materials and equipment that are acquired or constructed for research and development activities, and have alternative future uses, either in research and development, marketing, or sales, are classified as property and equipment, and depreciated over their estimated useful lives.

Earnings (loss) per share

The Company reports earnings (loss) per share in accordance with U.S. GAAP, which requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average common shares outstanding during the period.  Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts, such as warrants, options, restricted stock based grants and convertible preferred stock, to issue ordinary share were exercised and converted into ordinary share. Ordinary share equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share.

Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary share at the average market price during the period. When the Company has a loss, no potential dilutive items are included since they would be antidilutive.

Stock dividends or stock splits are accounted for retroactively if the stock dividends or stock splits occur during the period, or retroactively if the stock dividends or stock splits occur after the end of the period but before the release of the financial statements, by considering it effective as of the beginning of each period presented.

Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018. Early adoption is permitted. Upon adoption, leases will be recognized and measured at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its unaudited condensed consolidated financial statements and related disclosures. When adopted, the Company will be required to record a “Right-of-Use” asset and a corresponding liability for the lease payable.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its unaudited condensed consolidated financial statements and related disclosures.

In August 2017, the FASB issued ASU No. 2017-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this ASU during the six months ending December 31, 2018. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

In October 2017, the FASB issued ASU No. 2017-17, Consolidation (Topic 810): Interests held through related parties that are under common control. The amendments in this ASU require that the reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted this ASU during the six months ending December 31, 2018. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

In November 2017, the FASB issued ASU No. 2017-18, “Statement of Cash Flows: Restricted Cash”. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted this ASU during the six months ending December 31, 2018. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU will have a material effect on the Company’s unaudited condensed consolidated financial statements.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which to include share-based payment transactions for acquiring goods and services from non-employees, which nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share based payment award. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. Management plans to adopt this ASU during the six months ending December 31, 2019. Management does not believe the adoption of this ASU will have a material effect on the Company’s unaudited condensed consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. The amendments is to assisting stakeholders with implementation questions and issues as organizations prepare to adopt the new leases standard affect the amendments in ASU 2016-02. Many stakeholders inquired about the following two requirements in the new leases standard: 1) Comparative reporting requirements for initial adoption and 2) For lessors only, separating lease and nonlease components in a contract and allocating the consideration in the contract to the separate components. ASU 2018-11 is effective for annual and interim reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2018-11 on its unaudited condensed consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

Note 3 – Accounts and notes receivable, net

Accounts and notes receivable, net consisted of the following:

	December 31, 2018	June 30, 2018
	(unaudited)
Accounts receivable	$60,515,665	$62,610,943
Notes receivable	78,056	3,292
Less: Allowance for doubtful accounts	(18,456,736)	(19,291,772)
Total accounts and notes receivable, net	$42,136,985	$43,322,463

Movement of allowance for doubtful accounts is as follows:

	Six months ended December 31, 2018	Year ended June 30, 2018
	(unaudited)
Beginning balance	$19,291,772	$15,827,349
(Recovery of) provision for doubtful accounts	(117,278)	3,145,087
Less: write-off	-	-
Exchange rate effect	(717,758)	319,336)
Ending balance	$18,456,736	$19,291,772

During the six months ended December 31, 2018 and the year ended June 30, 2018, the Company offset approximately $2.1 million and $6.9 million of accounts receivable and accounts payable pursuant to certain three-party settlement agreements, respectively.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Other receivables, net

Other receivables

Other receivables consisted of the following:

	December 31, 2018	June 30, 2018
	(unaudited)
Other receivables	$2,412,075	$279,339
Less: Allowance for doubtful accounts	(314,722)	(208,097)
Total other receivables, net	$2,097,353	$71,242

Movement of allowance for doubtful accounts is as follows:

	Six months ended December 31, 2018	Year ended June 30, 2017
	(unaudited)
Beginning balance	$208,097	$1,432,095
Provision for (recovery of) doubtful accounts	114,597	(1,280,566)
Exchange rate effect	(7,972)	56,568)
Ending balance	$314,722	$208,097

Note 5 – Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31, 2018	June 30, 2018
	(unaudited)
Machinery and equipment	$882,888	$917,017
Transportation equipment	4,235,623	4,399,356
Office equipment	1,177,817	1,221,704
Buildings and improvements	490,292	458,718
Total	6,786,620	6,996,795
Less: Accumulated depreciation and amortization	(4,687,404)	(4,248,386)
Property, plant and equipment, net	$2,099,216	$2,748,409

Depreciation expense amounted to approximately $0.6 million for each of the six months ended December 31, 2018 and 2017.

Note 6 – Credit Facilities

Short term loans - banks:

Outstanding balances on short-term bank loans consisted of the following:

	December 31, 2018		June 30, 2018
	(unaudited)
Loans from China Construction Bank, each with an interest rate of 5.66% to 6.09% per annum, due between July 2018 and January 2019, guaranteed by Beijing Jinshengding Mineral Products Co., LTD, Mr. Xianfu Han, Ms. Chunying Wang, Mr. Weili He, and Ms. Junkun Chen.	$24,644,908	(1)	$26,062,665

(1)	As of the filing of this report, these loan balances are past due and in default due to nonpayment. The bank filed demands to freeze and/or put a lien on the Company’s assets, the personal assets of the individual guarantors, and the guarantors of the loans. The court has granted such demand but the bank has not taken any action to enforce such demand. The Company is in the process of negotiating a renewal of the loans with the bank and the Company has not received any demand notice from the bank to pay off the loans immediately.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Beijing Jinshengding Mineral Products Co., LTD is a supplier to the Company. Mr. Xianfu Han was the Company’s Chief Executive Officer. Chunying Wang is the spouse of Mr. Xianfu Han. Mr. Weili He was the Company’s Interim Chief Financial Officer. Ms. Junkun Chen is the spouse of Mr. Weili He. Also see Note 7 – Related party transactions.

Interest expense was approximately $0.9 million and approximately $0.6 million for the six months ended December 31, 2018 and 2017, respectively.

Note 7 – Related party transactions

Rent expense - related party

The Company has a lease agreement for office space from Mr. Weili He, the Company’s Interim Chief Financial Officer, through October 31, 2023, with annual payments of approximately $24,000.

Prepayment - related party

Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and previous officers, are holding positions as president and director of Ningbo Lianlv Investment Ltd., respectively. This company owns 99% of the shares of Beijing Lianlv Technical Group Ltd. (“Beijing Lianlv”), the Company’s supplier. As of December 31, 2018 and June 30, 2018, the Company prepaid $960 and $3,027,409 to Beijing Lianlv, before any allowance, for inventory purchases, respectively.

Due to Beijing Lianlv being named as a joint defendant in one of the civil lawsuits of the Company, the Company provided a provision of 5% of an allowance for doubtful accounts for Beijing Lianlv’s prepayment that are aged from six months to one year and 10% for the balance beyond one year. As of December 31, 2018 and June 30, 2018, the Company had no allowance and an allowance of approximately $0.3 million, respectively, for prepayment – related party.

Other receivable - related party

This balance represents litigation against Xin Ao who entered into a capital lease agreement on behalf of Beijing Lianlv, an entity whose shareholders are Mr. Han and Mr. He. The balance was subsequently indemnified by Mr. Han and Mr. He in September 2018. As of December 31, 2018 and June 30, 2018, other receivable – related party from Beijing Lianlv was $1,345,048 and $1,397,042, respectively.

Other payables – shareholders

Mr. Xiaofu Han and Mr. Weili He have advanced funds to BVI-ACM for working capital purposes. The advances are non-interest bearing, unsecured, and are payable in cash on demand. They and their spouses have also guaranteed certain short-term loans payable and notes payable of the Company (see Note 6).

Other payables - shareholders consisted of the following:

	December 31, 2018	June 30, 2018
	(unaudited)
Xianfu Han	$271,336	$91,336
Weili He	294,438	104,428
	$565,774	$195,763

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Loans payable – employees

Na Wang and Wei Zhang, employees of Xin Ao, have advanced funds for Xin Ao for working capital purposes by making payments directly to certain vendors. The advances are non-interest bearing, unsecured, and are payable on demand.

Loans payable - employees consisted of the following:

	December 31, 2018	June 30, 2018
	(unaudited)
Na Wang	$2,337,948	$-
Wei Zhang	1,940,546	-
	$4,278,494	$-

Note 8 – Income taxes

(a)	Corporate income tax

Under the current laws of the Cayman Islands, CADC Cayman is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed. BVI-ACM was incorporated in the British Virgin Islands (“BVI”), where its income tax rate is 0% under current BVI law.

China-ACMH and VIE-Chinese operations

China-ACMH and Xin Ao are governed by the income tax laws of the PRC. Income tax provisions with respect to operations in the PRC are calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Chinese Enterprise Income Tax (“EIT”) law, the statutory corporate income tax rate applicable to most companies is 25%. In 2009, Xin Ao applied and received an Enterprise High-Tech Certificate. The High-Tech Certificate is required to be renewed every 3 years. The certificate was awarded based on Xin Ao’s involvement in producing high-tech products, its research and development, as well as its technical services. As granted by the State Administration of Taxation of the PRC, Xin Ao was entitled to a reduction in its income tax rate from 25% to 15% until July 21, 2018. The Company has completed the application for the updated certificate as of the report date and obtained the approval notice and is waiting for the official certificate.

The EIT Law imposes a 10% withholding income tax, subject to reduction based on tax treaties where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax laws and regulations. The Company intends to permanently reinvest undistributed earnings of its Chinese operations located in the PRC. As a result, there is no deferred tax expense related to withholding tax on the future repatriation of these earnings.

Loss before provision for income taxes consisted of:

	Six months ended December 31,
	2018	2017
	(unaudited)	(unaudited)
Cayman and BVI	$(2,777,778)	$(687,030)
PRC	(293,935)	(2,007,365)
	$(3,071,713)	$(2,694,395)

Significant components of deferred tax assets were as follows:

	December 31, 2018	June 30, 2018
Deferred tax assets	(unaudited)
Allowance for doubtful accounts	$2,822,794	$2,972,087
Accrued claims charges	780,321	611,363
Impairment loss of long-lived assets	393,673	393,673
Net operating loss carryforward in China	228,488	145,641
Net operating loss carryforward in the U.S.	-	62,852
Valuation allowance	(4,225,276)	(4,185,616)
Total net deferred tax assets	$-	$-

As of December 31, 2018 and June 30, 2018, the Company believes it is more likely than not that its PRC operations will be unable to fully utilize its net deferred tax assets related to its allowance for doubtful accounts, impairment loss of long-lived assets, accrued claims charges and the net operating loss carryforwards in the PRC. If the Company is unable to generate taxable income in its PRC operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. As of December 31, 2018, the Company has net operating loss carry forwards in the PRC that expire through for June 30, 2023. As a result, the Company provided a 100% valuation allowance on its net deferred tax assets of approximately $4.2 million and $4.1 million related to its operations in the PRC as of December 31, 2018 and June 30, 2018, respectively. The valuation allowance has been increased (decreased) by $39,660 and $(76,596) for the six months ended December 31, 2018 and 2017, respectively.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and June 30, 2018, the Company had $141,608 and $178,190 of other business taxes (principally VAT) payable, respectively.

(b)	Uncertain tax positions

There were no uncertain tax positions as of December 31, 2018 and June 30, 2018. Management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the six months ended December 31, 2018 and 2017, the Company did not incur any tax related interest or penalties.

Note 9 – Shareholders’ equity

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted shares of ordinary share to the members of the board of directors (the “Board”), senior management and consultants.

In August 2016, the Board granted an aggregate of 106,859 restricted ordinary shares, which was issued with a fair value of $308,823 to a consultant under the 2009 Plan. These shares were to vest in two tranches upon achieving certain performance-based milestones. On January 15, 2018, 50,000 shares vested on the first tranche and 56,859 shares were forfeited and cancelled on the second tranche during the year ended June 30, 2018.

In January 2018, the Board granted an aggregate of 56,859 restricted ordinary shares, which were issued with a fair value of $244,494 to one employee under the 2009 Plan. These shares vested immediately upon grant. As of December 31, 2018, there was no shares available under the 2009 Plan.

For the six months ended December 31, 2018 and 2017, the Company recognized $0 compensation expense related to restricted stock grants.

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2017	106,859	$2.89	$308,823
Forfeited	(56,859)	$2.89	$(164,323)
Granted	56,859	$4.30	$244,494
Vested	(106,859)	$3.64	$(388,994)
Unvested as of June 30, 2018	-	$-	$-
Granted	-	$-	$-
Vested	-	$-	$-
Unvested as of December 31, 2018	-	$-	$-

Ordinary Shares Issued for Debt Settlement

In April 2018, the Board granted an aggregate of 985,889 restricted ordinary shares, with a fair value of $2,021,073, determined using the closing price of $2.05 on April 3, 2018, to Mr. Xianfu Han, the previous Chief Executive Officer (“CEO”) of the Company, to repay the debt the Company owed to him.

In April 2018, the Board granted an aggregate of 896,766 restricted ordinary shares, with a fair value of $1,838,370, determined using the closing price of $2.05 on April 3, 2018, to Mr. Weili He, the previous Chief Financial Officer (“CFO”) of the Company’s, to repay the debt the Company owes to him.

Ordinary Shares Issued for Compensation

In April 2018, the Board granted an aggregate of 200,000 ordinary shares, which were issued with a fair value of $410,000, determined using the closing price of $2.05 on April 3, 2018, to two employees under the 2009 Plan.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In May 2018, the Board granted an aggregate of 218,336 ordinary shares, which were issued with a fair value of $589,507, determined using the closing price of $2.70 on May 21, 2018, to five employees under the 2009 Plan.

Issuance of Ordinary Shares

In May 2018, the Company sold 300,000 ordinary shares at $2.00 per share to certain unrelated third-party individuals. The issuances were completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In June 2018, the Board granted an aggregate of 500,000 ordinary shares with a fair value of $2,825,000, determined using the closing price of $5.65 on June 28, 2018, to two service providers. These shares were issued in July 2018 and are being amortized over the service period of one year starting from July 1, 2018. Amortization of deferred stock compensation for the six months ended December 31, 2018 was $1,412,500.

On July 25, 2018, the Company sold 45,977 ordinary shares at $6.525 per share for total proceeds of $300,000 to certain third-party individuals. The issuances were completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On August 23, 2018, the Company sold 50,000 ordinary shares at $3.00 per share for total proceeds of $150,000 to a third-party individual. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

Note 10 – Reserves and dividends

The laws and regulations of the PRC require that before a foreign invested enterprise can legally distribute profits, it must first satisfy all its tax liabilities, provide for losses in previous years, and make allocations, in proportions determined at the discretion of the board of directors, after setting aside the required statutory reserves. Statutory reserves include the surplus reserve fund and the common welfare fund.

The Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital. As of December 31, 2018 and June 30, 2018, the remaining reserve to fulfill the 50% registered capital requirement amounted to approximately $0.8 million, respectively.

Transfers to statutory reserves must be made before the distribution of any dividends to the Company’s shareholders. The surplus reserve fund is non-distributable other than during liquidation. The surplus reserve fund can however be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

The PRC government restricts distributions of registered capital and the additional investment amounts required by foreign invested enterprises. Approval by the PRC government must be obtained before distributions of these amounts can be returned to the shareholders.

Note 11 – Employee post-retirement benefits

The Company offers a defined contribution plan to eligible employees which consists of two parts: (i) the first part, paid by the Company, is 20% of the employee’s compensation from the prior year and (ii) the second part, paid by the employee, is 8% of the employee’s compensation. The Company’s contributions of employment benefits were approximately $0.3 million for each of the six months ended December 31, 2018 and 2017.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Commitments and contingencies

Lease Commitments

The Company has a lease agreement for a concrete service plant with an unrelated party which will expire on December 31, 2022, with annual payments of approximately $408,000. The Company has a lease agreement for roadway access for the west side entry of the concrete service plant with an unrelated party, which will expire on June 30, 2019, with annual payment of approximately $15,000. The Company has a lease agreement for office space from Mr. Weili He, the Company’s Interim Chief Financial Officer, through October 31, 2023, with annual payments of approximately $24,000. The Company has a lease agreement for office space in New York through May 31, 2019, with annual payments of $27,600, and has been renewed from June 1, 2019 through May 31, 2020, with annual payments of $28,980.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Total operating lease expenses were approximately $0.2 million for each of the six months ended December 31, 2018 and 2017. Future annual lease payments under non-cancelable operating leases with a term of one year or more consist of the following:

Twelve months ending December 31,	Amount
2019	$468,000
2020	444,000
2021	432,000
2022	432,000
2023	20,000
Total	$1,796,000

Guarantee

In April 2018, the Company guaranteed approximately $10.0 million (RMB 69,000,000) that a related-party borrowed from the bank:

Name of party being guaranteed	Guaranteed amount	Guarantee expiration date
Beijing Lianlv (borrower)	$10,031,257	April 11, 2019

The Company did not, however, accrue any liability in connection with such guarantee because the borrower has been current in its repayment obligations. As of the date of this report, the Company has evaluated the guarantee and has concluded that the likelihood of having to make any payments under the guarantee agreement is remote.

Contingencies

From time to time, the Company is a party to various legal actions. The majority of these claims and proceedings relate to or arise from, commercial disputes, labor contract complaints and sales contract complaints. The Company accrues costs related to these matters when they become probable and as a result the amount of loss can be reasonably estimated (See Dispute Matters Arising in the Ordinary Course of Business for more information). In determining whether a loss from a claim is probable, and if it is possible to estimate the loss, the Company reviews and evaluates its litigation and regulatory matters on at least a quarterly basis in light of potentially relevant factual and legal developments. If the Company determines a favorable outcome is probable, or that the amount of loss cannot be reasonably estimated, the Company does not accrue costs for a potential litigation loss. In those situations, the Company discloses an estimate of the probable losses or a range of possible losses, if such estimates can be made as indicated below (See Legal Matters). Currently, except as otherwise noted below, the Company does not believe that it is possible to estimate the potential losses incurred or a range of reasonably possible losses related to the outstanding claims.  Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of December 31, 2018, the Company’s VIE, Xin Ao, was subject to several civil lawsuits for which the Company estimated that it is more than likely to pay judgments in the amount of approximately $5.4 million (including interest and penalties of $1.3 million). These amounts are presented in the accompanying consolidated balance sheets (See Accrued Contingent Liabilities). During the six months ended December 31, 2018, additional estimated claims charges of approximately $1.1 million, on some of the remaining claims is presented in the accompanying consolidated statements of operations under the caption “Estimated claims charges”.

As of the filing of this Report, the Company’s management does not expect any other material liability from the disposition of claims from litigation individually, or in the aggregate that would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Due to the Company’s operations in the PRC and the legal environment in the PRC, it is possible that the Company’s VIE, Xin Ao could be named as a defendant in additional litigation based upon the guarantees of Mr. Han and Mr. He and/or their related parties.

(i)	Disputes Arising in the Ordinary Course of Business

As of December 31, 2018, the Company had approximately $5.4 million in accrued contingent liabilities, net of amounts paid by a related party of approximately $1.3 million, and approximately $1.1 million of additional estimated claims charges for the six months ended December 31, 2018. As of December 31, 2018, further details regarding the type of litigation disputes and accrued costs associated with the claims are summarized as follows:

Dispute matter (unaudited)	Claims amount as of December 31, 2018	Interest and penalties	Total claim amount as of December 31, 2018
1) Guarantees	$2,152,077	$-	$2,152,077
2) Sales	20,143	9,123	29,266
3) Purchases	1,097,018	567,297	1,664,315
4) Leases	1,989,368	768,123	2,757,491
5) Labor	26,160	-	26,160
6) Others	12,264	-	12,264
Total	$5,297,030	$1,344,543	6,641,573
Payments made by related party			(1,251,542)
Accrued contingent liabilities			$5,390,031

The major legal cases are summarized as follows:

1)	Guarantee

In December 2016, the Company guaranteed approximately $2.1 million (RMB 14,736,000) that a third-party borrowed from a bank:

Name of party being guaranteed	Guaranteed amount	Guarantee expiration date
Tangshan Long Tang Trading Co., Ltd	$2,142,328	December 29, 2017

This loan has not paid as of the date of this report. As of the date of this report, the Company has evaluated the guarantee and has concluded that the likelihood of having to make any payments under the guarantee agreement is probable. The Company accrued approximately $2.1 million contingent liability in connection with such guarantee as of December 31, 2018.

2)	Lease dispute

(a)	On August 10, 2017, Guowang International Finance Leasing Co. Ltd. (“Gouwang”) filed a lawsuit against Xin Ao in People’s Court of Nankai District, Tianjin Province (“Nankai Court”) to seek compensatory damages in connection with Xin Ao’s failure to make payments under a financing lease agreement. On October 23, 2017, Nankai Court ruled against Xin Ao and rendered a judgement to award damages of RMB 9,168,463 (approximately US$1.3 million) to Guowang (the “Decision”). On September 26, 2018, Xin Ao appealed the Decision which was rejected in its entirety with prejudice. As of date of this report, Xin Ao has not made any payment. This agreement was initially entered into by Xin Ao for the benefit of a related party that is owned by the Company’s officers/shareholders. Accordingly, the Company accrued approximately $1.3 million as a liability and a corresponding “Other Receivable – Related Party” in the same amount. Should the entity not repay the Company, the officers/shareholders have agreed to indemnify the Company for any unpaid amounts.

(b)	On April 30, 2016, China Black Metal Materials Beijing Co., Ltd (“China Black Metal”) filed a lawsuit against Xin Ao and Beijing Jinshengding Mineral Products Co., Ltd. (“Jinshengding”) in connection with their failure to make payments under a lease agreement. The court ruled that effective December 28, 2016, the lease agreement was void and Xin Ao and/or Jinshengding shall make payment to China Black Metal which shall include rent due from December 4, 2015 to December 28, 2016 of RMB 1,572,669, plus interest, expenses for utilities of RMB 271,579 (approximately US$40,000), a penalty of RMB 250,000 (approximately US$36,000), legal fees of RMB 73,238 (approximately US$11,000) and rent due from December 28, 2016 to December 31, 2018 of RMB 2,264,329 (approximately US$0.3 million). The total amount of compensation is RMB 4,431,816 (approximately US$0.6 million). As of date of this report, Jinshengding has paid RMB 1,800,000 (approximately US$0.3 million) out of the total compensation.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Legal matters

As of December 31, 2018, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments of approximately $13.7 million and the likelihood of the outcome of these lawsuits cannot be determined as of the date of this report. These lawsuits involved with the Company were mainly due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and previous officers, and of which they are also the shareholders of Xin Ao. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in some of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to the pending judgements in the future under PRC laws.

On September 28, 2018, Mr. Han and Mr. He signed an agreement with the Company to indemnify the Company for these liabilities and personally become responsible for all of the pending potential judgement amounts from these related civil lawsuits. Both Mr. Han and Mr. He agreed to liquidate their personal assets or their ownership interest in their privately held companies to pay for any of the pending potential judgement amounts of approximately $13.7 million.

On December 10, 2018, Mr. Han and Mr. He entered into an amendment No. 1 to the indemnification agreement to clarify the indemnification terms which Mr. Han and Mr. He’s certain actions including but not limited to personal guarantees, loans or investments in their own name to other entities which has caused Xin Ao to be involved as a co-defendant in certain legal proceedings. Mr. Han and Mr. He have agreed to unconditionally indemnify Xin Ao for all losses, damages, legal fees, expenses or other costs related to the legal proceedings whereby Xin Ao was named as a co-defendant or defendant due to Mr. Han and Mr. He being a shareholder of Xin Ao. The indemnification for the amended terms are irrevocable. In addition, Mr. Han and Mr. He agreed to unconditionally indemnify Xin Ao for all the losses, damages, legal fees, expenses and other costs, including additional interest, related to the legal proceedings accrued and contingencies determined in the future.

The type of litigation disputes with contingencies associated are summarized as follows as of December 31, 2018:

Dispute matter (unaudited)	Claim amount as of December 31, 2018	Interest and penalties	Total claim amount as of December 31, 2018
1) Guarantees	$55,961,888	$10,079,066	$66,040,954
2) Purchases	1,582,218	47,831	1,630,049
3) Leases	893,835	-	893,835
4) Labor	227,576	-	227,576
Total	$58,665,517	$10,126,897	68,792,414
Settled claims			(55,126,336)
Remaining claims outstanding			$13,666,078

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The major legal cases are summarized as follows:

1)	Claims Resulting from Executives’ Personal Guarantee to Affiliated Entities

(a)	Mr. Xianfu Han, the previous CEO and director of the Company and a shareholder of Xin Ao, Mr. Weili He, the previous interim CFO and director of the Company and a shareholder of Xin Ao, and Xin Ao (the “Defendants”) were parties to a lawsuit filed on June 23, 2017, by China Cinda Asset Management Co., Ltd. Beijing Branch (“Cinda Beijing Branch”) in the Beijing First Intermediate People’s Court (the “Beijing Intermediate Court”) to seek compensatory damages, liquidated damages, costs, and attorney’s fees for default in a certain loan repayment. The loan agreement was entered into by and between Xin Ao Ecological Construction Materials Co., Ltd. (“Borrower”) and Cinda Beijing Branch dated as of June 23, 2014 with Mr. Han and Mr. He acting as the guarantors for such loans (the “Guarantors”). Mr. Han and Mr. He together are the controlling shareholders of the Borrower, holding an aggregate of 60% equity interests of the Borrower. The aggregate amount of the loan was RMB288,506,497 (approximately US$42.0 million) with interest at 12.8% per annum (the “Loan”) Cinda Beijing Branch alleged that since the Borrower breached its obligation to make the repayment of the Loan on the maturity date, the Guarantors, along with Xin Ao and those entities owned or controlled by the Guarantors, should be brought into the lawsuit as co-defendants (the “Defendants”). On July 5, 2017, Beijing Intermediate Court ruled in favor of Cinda Beijing Branch and issued a judgment for execution to freeze the Defendants’ assets, an aggregate amount of RMB 304,972,608 (approximately US$44.4 million) which shall be used for the repayment of the Loan, the liquidated damages, the interest on the Loan, and other costs and expenses undertaken by Cinda Beijing Branch. Following the mediation, China Cinda Asset Management Co., Ltd. (“Cinda”), two shareholders of Da Tong Lianlv Technologies Co., Ltd. (“Datong Lianlv”), Beijing Ao Huan Fund Management Co., Ltd. (“Ao Huan”), and Shou Tai Jin Xin (Chang Xing) Investment Management Co., Ltd (“Jin Xin”) entered into a certain limited partnership agreement (the “Partnership Agreement”) on December 22, 2017 to settle the lawsuit. Datong Lianlv is an affiliate of the Company and Xin Ao. Cinda is the parent company of Cinda Beijing Branch. As provided in the Partnership Agreement, the distributions of the limited partnership shall be allocated to Cinda first, who made a capital contribution in the form of its rights, title and interests in and to the repayment of the Loan in an aggregate amount of RMB 322,435,300 (approximately US$46.9 million) (the “Capital Contribution”). Pursuant to the Partnership Agreement, payment shall be made until Cinda has received an amount equal to the aggregate of its unreturned Capital Contributions and a cumulative distribution equal to 7.5% of all distributions made. Datong Lianlv made its capital contribution in cash in an aggregate amount of RMB 150,000,000 (approximately US$21.8 million) along with its shareholders consent to transfer 99% of Datong Lianlv’s equity interests to the limited partnership. The PRC legal counsel of Xin Ao indicated that Cinda and Cinda Beijing Branch orally confirmed that this claim was fully settled in the form of the Partnership Agreement. In February 2018, the Cinda Beijing Branch filed an enforcement order with the court as the partnership had not been formed at that time. The partnership was subsequently formed in March 2018. No attempt to collect payment from Xin Ao has been made since the enforcement order was filed in February 2018. Based upon the legal opinion issued by the Company’s PRC legal counsel, Xin Ao believes that with the establishment of the Partnership, that the enforcement order has been complied with and that Xin Ao has no exposure.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(b)	On July 11, 2018, Chengde County Rural Cooperatives Credit Union (the “Credit Union”) filed an arbitration demand (“Arbitration Demand”) with the People’s Court of Shuangqiao District, Chengde, Hebei Province (“Shuangqiao Court”) against certain entities and individuals (collectively the “Respondents”) including Xin Ao and Chengde Tianhang Concrete Co Ltd. (“Chengde Tianhang”) and Chengde Kaixuan Real Estate Development Co. Ltd. (“Chengde Kaixuan”) in connection with Chengde Tianhang’s potential default in its loan repayment. In accordance with the loan agreement, Mr. Weili He and Mr. Xianfu Han together acted as the guarantors for such loan. In addition, Mr. Han and Mr. He were the controlling shareholders and officers of Xin Ao. They are also the shareholders of Chengde Tianhang. Mr. Han and Mr. He were therefore named as co-respondents in the Arbitration Demand, where the Bank sought property preservation. Shuangqiao Court, accepting the Arbitration Demand of the Bank, rendered a decision to seize the bank deposits or equivalents of Respondent in an aggregate amount of RMB 26,000,000 (approximately US$3.8 million). Currently, none of the Company’s funds on deposit have been seized.

(c)	On October 9, 2017, Yong Fan filed a lawsuit against Beijing Lianlv Technology Group Co. Ltd (“Beijing Lianlv”), Xin Ao, and Mr. Weili He, in connection with Beijing Lianlv’s failure to pay off the principal and interest of RMB 2,927,400 (approximately US$0.4 million) under its loan agreement (the “Loan Agreement”). Given that Mr. Weili He acted as the guarantor for such loan, Mr. He was brought into the lawsuit as one of the co-defendants. Since Mr. He is one of the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as one of the co-defendants. The Court rendered a judgement in May 2018, ruling that

1)	Beijing Lianlv shall pay Yong Fan RMB 2.895 million (approximately US$0.4 million) as principal of the loan and RMB32,400 (approximately US$5,000) as interest on the loan. As of the date of this report, Beijing Lianlv has not made any payment and the Company is currently in the process of appealing the judgement;

2)	Xin Ao and Mr. Weili He are entitled to the right of recourse to Beijing Lianlv.

(d)	On January 8, 2018, Agricultural Bank of China Tangshan Branch (the “Bank”) filed an arbitration demand (“Arbitration Demand”) with People’s Court of Fengrun District, Tangshan, Hebei Province (“Fengrun Court”) against certain entities and individuals including Xin Ao and Tangshan Xinglong Technology Development Co. Ltd. (“Xinlong”) (collectively the “Respondents”) in connection with Xinlong’s breach of a loan agreement. In accordance with the loan agreement, Xin Ao, as the guarantor on such loan from the Bank, was named as co-respondent to the Arbitration Demand, where the Bank sought property preservation. Fengrun Court, accepting the Arbitration Demand of the Bank, rendered a decision to seize the bank deposits or equivalents of Respondents in an aggregate amount of RMB 51,000,000 (approximately USD $7.4 million). Currently, none of the Company’s funds on deposit have been seized.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2)	Purchase dispute

(a)	Nanling Yirui Materials Supplier Co., Ltd. (Nanling Yirui”) filed a lawsuit against Sihong Jinghong Sheng Concrete Co., Ltd. (“Sihong”) on October 23, 2017 in the People’s Court in Nanling County, Anhui Province, to seek compensatory damages, interest and attorney’s fees. A Raw Material Purchase Agreement was entered into by and between Nanling Yirui and Sihong on April 30, 2017. The purchase price of raw materials supplied by Nanling Yirui was RMB 3,452,799 (approximately US$0.5 million), the payment of which was overdue. Mr. Xianfu Han and Mr. Weili He are the shareholders of Sihong. Since Mr. Han and Mr. He were the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as a co-defendant. The Court rendered a final judgement in June 2018 in favor of Nanling Yirui. As of the date of the report, Sihong has not made any payment.

3)	Leasing disputes

On March 6, 2018, Beijing Chengda Yu Concrete Co., Ltd (“Beijing Chengda”) filed a lawsuit against Xin Ao in connection with Xin Ao’s breach of a rental lease. Beijing Chengda stated that on January 24, 2014 both parties entered into a lease agreement (the “Agreement”). A lease addendum was later entered into on February 25, 2014. The Agreement provided that, effective from July 18, 2013 to April 30, 2018, XinAo shall rent Beijing Chengda’s property, the Concrete Station, and assume all credits and debts incurred during the term of the lease agreement. Mr. Xianfu Han and Mr. Weili He signed a personal guaranty agreement with Xin Ao to undertake the liabilities of Xin Ao in the event of its breach on the lease agreement. On March 31, 2017, Beijing Chengda was sued by Beijing Zhongtong Jiang Xin’hang Construction Materials Co., Ltd for an unpaid balance in an amount of RMB 6,246,059 (approximately US$0.9 million in total) in connection with utilizing the Concrete Station. Beijing Chengda then brought a lawsuit against Xin Ao for the payment of such unpaid balance together with the legal fees in connection with the lawsuit. The case is still under review by the court, and no potential judgment amount has been decided.

4)	Labor disputes

During 2017, Sihong Jinghong Sheng Concrete Co., Ltd. (“Sihong”) was subject to certain labor disputes. The potential total amounts of judgment is approximately RMB 1,702,000 (approximately $0.2 million). Since Mr. Xianfu Han and Mr. Weili He were the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as a co-defendant. As of the date of the report, Sihong has not made any payment.

Employment Agreements

The Company has employment agreements with its two executive officers, Mr. Han and Mr. He from July 1, 2017 until June 30, 2020.  Each agreement calls for an annual base salary of $360,000 plus bonus, if any. If employment is terminated for death, disability or for cause, they are entitled to any unpaid base salary, vacation, bonus for the fiscal year ending on or prior to the date of termination and unreimbursed expenses through the date of termination. If employment is terminated for no cause, they will be entitled to the benefits previously mentioned plus two months additional base salary and continued medical benefits in accordance with the Company’s plan subject to the execution (and non-revocation) of a general release of claims against the Company and its affiliates.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On July 5, 2018, the Company received a notification letter from the Nasdaq Listing Qualifications Staff of The NASDAQ Stock Market LLC (“Nasdaq”) indicating that, since the Company has not yet held an annual meeting of stockholders within twelve months of the end of the Company’s fiscal year ended June 30, 2017, the Company no longer complies with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G) (the “Annual Meeting Requirement”).

The notification received had no immediate effect on the listing of the Company’s common stock on Nasdaq. Under the Nasdaq Listing Rules, the Company had until August 20, 2018 to submit a plan to regain compliance. If the Company’s plan is accepted, Nasdaq may grant an extension of up to 180 calendar days from June 30, 2018, or December 27, 2018, to regain compliance.

On October 15, 2018, the Company received notification from Nasdaq indicating that, since the Company has not yet filed its Form 10-K for the fiscal year ended June 30, 2018, the Company no longer complied with Nasdaq Listing Rule 5250(c)(1) (the “Periodic Filing Requirement”).

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The notification received had no immediate effect on the listing of the Company’s common stock on Nasdaq. Under the Nasdaq Listing Rules, the Company had until November 14, 2018 to submit a plan to regain compliance. If the Company’s plan is accepted, Nasdaq may grant an extension of up to 180 days from the filing’s due date, or until April 15, 2019, to regain compliance.

The Company submitted its compliance plan for the Annual Meeting Requirement on July 31, 2018 to Nasdaq. On August 8, 2018, Nasdaq, considering that the Company was proposing to seek shareholder approval to re-domicile the Company in the Cayman Islands, decided to grant the Company an extension until December 27, 2018 to regain compliance with the Annual Meeting Requirement by holding an annual meeting of shareholders. The Company met this condition on December 27, 2018 by holding such meeting. The Company received the notice from Nasdaq on January 11, 2019 that it was in compliance with the Annual Meeting Requirement.

The Company also submitted a compliance plan for the Periodic Filing Requirement on November 16, 2018 to Nasdaq. On December 20, 2018, Nasdaq decided to grant the Company an extension until January 7, 2019 to regain compliance with the Periodic Filing Requirement. The Company met this condition on January 7, 2019 by filing the required information. The Company received notice from Nasdaq on January 11, 2019 and was in compliance with the Periodic Filing Requirement.

Note 13 – Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in bank and fixed deposits, and accounts and notes receivable, other receivables and advances on equipment purchases.

As of December 31, 2018, approximately $1.1 million was on deposit with a bank located in the PRC subject to credit risk. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD $73,000). Management believes that the credit risk on cash in bank and fixed deposits is limited because the counterparties are recognized financial institutions.

Accounts receivable, other receivables and advances on inventory purchases are subject to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer Concentration Risk

For the six months ended December 31, 2018, the Company had four customers accounting for approximately 25.6%, 16.9%, 16.1% and 10.9% of total revenue. For the six months ended December 31, 2017, the Company had two customers accounting for approximately 16.8% and 11.9% of total revenue. As of December 31, 2018 and June 30, 2018, no customer accounted for more than 10% of the total balance of accounts receivable.

For the six months ended December 31, 2018, the Company had three vendors each accounting for approximately 14.1%, 10.4% and 10.0% of total purchases. For the six months ended December 31, 2017, no vendor accounted for more than 10% of total purchases. As of December 31, 2018 and June 30, 2018, no vendor accounted for more than 10% of the total balance of accounts payable.